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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        FBR ASSET INVESTMENT CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    30241E303
                                  ------------
                                 (CUSIP Number)
           -----------------------------------------------------------


                              WILLIAM GINIVAN, ESQ.
                    FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
                          1001 NINETEENTH STREET NORTH
                            ARLINGTON, VIRGINIA 22209
                                 (703) 312-9500


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                NOVEMBER 14, 2002
       ------------------------------------------------------------------
                 (Date of Event Which Requires Filing of This
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |X|.


                               Page 1 of 20 Pages

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CUSIP No. 30241E303                                           Page 2 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
               I.R.S. IDENTIFICATION NO. 54-1837743

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]

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   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    VIRGINIA
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                2,844,700
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               -0-
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         2,844,700
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,844,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.35%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    HC
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CUSIP No. 30241E303                                          Page 3 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  ORKNEY HOLDINGS, INC., A WHOLLY OWNED SUBSIDIARY OF FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
                  I.R.S. INDENTIFICATION NO. 51-0381410

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                1,784,195
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               1,060,205
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              1,784,195
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         1,060,205
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,844,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.35%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
-------------------------------------------------------------------------------

CUSIP No. 30241E303                                          Page 4 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                FRIEDMAN, BILLINGS, RAMSEY INVESTMENT MANAGEMENT, INC., A WHOLLY OWNED SUBSIDIARY OF FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. I.R.S. INDENTIFICATION NO. 52-170813

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                815,505
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               2,029,195
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              815,505
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         2,029,195
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,844,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.35%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
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CUSIP No. 30241E303                                          Page 5 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  FBR WESTON, LIMITED PARTNERSHIP
                  I.R.S. INDENTIFICATION NO. 52-1709381

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    MARYLAND
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                244,700
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               2,600,000
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              244,700
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         2,600,000
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,844,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.35%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
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CUSIP No. 30241E303                                          Page 6 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    ERIC F. BILLINGS

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                11,900
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              2,844,700
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             11,900
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        2,844,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,856,600
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.40%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
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CUSIP No. 30241E303                                          Page 7 of 20 Pages

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    EMANUEL J. FRIEDMAN

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                5,000
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              2,844,700
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             5,000
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        2,844,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,849,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.37%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------

CUSIP No. 30241E303                                          Page 8 of 20 Pages

ITEM 1.     SECURITY AND ISSUER.
            --------------------

            This statement on Schedule 13D relates to common shares, par value $0.01 (the "Shares"), of FBR Asset Investment Corporation, a Virginia corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Company are located at 1001 Nineteenth Street North, Arlington, Virginia 22209.

ITEM 2.     IDENTITY AND BACKGROUND.
            ------------------------

            This Schedule 13D is being filed by Friedman, Billings, Ramsey Group, Inc., a Virginia corporation ("FBR Group"), Friedman, Billings, Ramsey Investment Management, Inc. ("FBRIM"), a Delaware corporation, FBR Weston, Limited Partnership ("Weston"), a Maryland limited partnership, Orkney Holdings, Inc., a Delaware business trust ("Orkney"), and individuals Eric F. Billings and Emanuel J. Friedman (together with FBR Group, FBRIM, Weston and Orkney the "Reporting Persons"). Certain Reporting Persons have previously filed a
Schedule 13G pursuant to Rule 13d-1 under the Exchange Act, dated September 13, 1999, as amended by Amendment No. 1, dated December 31, 2000, Amendment No. 2, dated April 30, 2001, Amendment No. 3, dated August 31, 2001, Amendment No. 4, dated December 31, 2000, Amendment No. 5, dated June 30, 2002, and Amendment
No. 6, dated August 30, 2002, with respect to the Shares.

            FBR Group's principal business is that of a financial holding company for businesses that provide investment banking, institutional brokerage, specialized asset management, and banking products and services. The principal business address and the address of the principal office of FBR Group is 1001 Nineteenth Street North, Arlington, Virginia 22209. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FBR Group is set forth in Appendix A hereto and is incorporated herein by reference.

            Orkney's principal business is that of holding Shares and certain other assets. The principal business address and the address of the principal office of Orkney is 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Orkney is set forth in Appendix B hereto and is incorporated herein by reference.

            FBRIM's principal business is that of a registered investment advisor. The principal business address and the address of FBRIM's principal office is 1001 19th Street North, Arlington, Virginia 22206. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FBRIM is set forth in Appendix C hereto and is incorporated herein by reference.

            Weston's principal business is that of purchasing, selling and otherwise investing in securities. The principal business address and address of Weston's principal office is 1001 19th Street North, Arlington, Virginia 22206. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Weston is set forth in Appendix D hereto and is incorporated herein by reference.

            Mr. Friedman is the Chairman and Co-Chief Executive Officer of FBR Group. Mr. Billings is the Vice Chairman and Co-Chief Executive Officer of FBR Group. The business address for each of Messrs. Friedman and Billings is c/o Friedman, Billings, Ramsey Group, Inc., 1001 Nineteenth Street North, Arlington, Virginia 22209. Each of Messrs. Friedman and Billings is a citizen of the United States of America.

           During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Appendix A, Appendix B, Appendix C, or Appendix D hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP No. 30241E303                                          Page 9 of 20 Pages


future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

            The information contained in Items 4, 5 and 6 is hereby incorporated by reference herein.

ITEM 4.     PURPOSE OF TRANSACTION.
            -----------------------

            On November 14, 2002, the Company, FBR Group and Forest Merger Corporation, a Virginia corporation ("Newco") entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, on the terms and subject to the conditions stated therein, the Company will merge with and into Newco (the "Company Merger"), with Newco continuing as the surviving corporation, and, immediately following the Company Merger, FBR Group will merge with and into Newco (the "FBR Group Merger" and, together with the Company Merger, the "Mergers"), with Newco continuing as the surviving corporation. In the Company Merger, each issued and outstanding Share will be converted into the right to receive 3.65 shares of Class A common stock, par value $0.01, of Newco ("Newco Class A Common Stock") and cash in lieu of fractional shares. In the FBR Group Merger, each issued and outstanding share of Class A common stock, par value $0.01, of FBR Group ("FBR Group Class A Shares") will be converted into the right to receive one share of Newco Class A Common Stock, and each issued and outstanding share of Class B common stock, par value $0.01, of FBR Group ("FBR Group Class B Shares") will be converted into the right to receive one share of Class B common stock, par value $0.01, of Newco.

            As a result of the Mergers, both the Shares and the FBR Group Class A Shares will cease to be publicly traded or listed, and Newco, as the surviving corporation, will be the successor issuer to FBR Group for New York Stock Exchange and Securities and Exchange Commission purposes. Under the terms of the Merger Agreement, Newco, the surviving corporation to the Mergers, will elect to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

            The Merger Agreement provides that the initial board of directors of Newco, as the surviving corporation to the Mergers, will include three current independent directors of the Company (the "Continuing Directors"), and that, subject to the requirements of applicable law and of any applicable self regulatory organization, the Continuing Directors will be included in the management slate of nominees for election to the board of directors of Newco at the 2003 annual meeting of Newco shareholders. Messrs. Friedman and Billings have entered into Shareholder Agreements pursuant to which they have agreed to vote in favor of the election of the Continuing Directors to the Newco Board of Directors at the 2003 annual meeting of Newco shareholders. The Shareholder Agreements also contain provisions regarding the sale or transfer of Messrs. Friedman's and Messrs. Billings's Shares.

CUSIP No. 30241E303                                          Page 10 of 20 Pages


            The closing of the Mergers is conditioned upon approval of the stockholders of both the Company and FBR Group as well as the receipt of all regulatory approvals, and other customary conditions as described in the Merger Agreement. If FBR Group's average stock price for the ten trading days prior to the shareholder meeting is less that $8.75 per share, the Company may terminate the merger, and FBR Group may terminate if that average stock price is greater than $10.55.

            Each of Messrs. Friedman and Billings has entered into a Voting Agreement pursuant to which he has agreed to vote his FBR Group Class A Shares and FBR Group Class B Shares in favor of the Mergers, unless the Merger Agreement is terminated pursuant to its terms.

            The preceding summaries of certain provisions of the Merger Agreement, Shareholder Agreements and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement is attached as Exhibit 1 hereto, and is incorporated herein by reference. The Shareholder Agreement and the Voting Agreement of Mr. Friedman are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference. The Shareholder Agreement and the Voting Agreement of Mr. Billings are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

            The Reporting Persons believes that the Shares may be an attractive investment opportunity, and, as such, and in no event earlier than 10 days following the filing of this Schedule 13D, the Reporting Persons may, subject to all appropriate legal requirements, acquire additional Shares on the open market, in block trades or otherwise; provided that the Reporting Persons shall not acquire more Shares than they are allowed to acquire or own by law or under the Amended and Restated Articles of Incorporation of the Company.

                         *    *    *    *

            Except as set forth herein or otherwise relating to integration in connection with the Mergers, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Appendix A, Appendix B, Appendix C, or Appendix D hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities ofthe Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action

CUSIP No. 30241E303                                          Page 11 of 20 Pages


similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

            As of November 14, 2002, each of FBR Group, Orkney, FBRIM and Weston may be deemed to beneficially own 2,844,700 Shares, representing 11.35% of the outstanding Shares based on 25,054,332 Shares outstanding as of June 30, 2002, as set forth in the Company's Form 10-Q for the quarter ended September 30, 2002.

            As of November 14, 2002, Mr. Friedman directly beneficially owns 5,000 Shares, and may be deemed to beneficially own a total of 2,849,700 Shares through his ownership of capital stock of FBR Group, representing 11.37% of the outstanding Shares based on 25,054,332 Shares outstanding as of June 30, 2002, as set forth in the Company's Form 10-Q for the quarter ended September 30, 2002.

            As of November 14, 2002, Mr. Billings directly beneficially owns 11,900 Shares, and may be deemed to beneficially own an additional 2,856,600 Shares through his ownership of capital stock of FBR Group, representing 11.40% of the outstanding Shares based on 25,054,332 Shares outstanding as of June 30, 2002, as set forth in the Company's Form 10-Q for the quarter ended September 30, 2002.

            The Reporting Persons may be deemed to have shared voting power and shared dispositive power over 2,844,700 Shares. FBR Group has sole voting power and sole dispositive power over 2,844,700 Shares. FBRIM has sole voting power and sole dispositive power over 815,505 Shares and shared voting power and shared dsipositive power over 2,029,195 Shares. Weston has sole voting power and sole dispositive power over 244,700 Shares and shared voting power and shared dispositive power over 2,600,000 Shares. Orkney has sole voting power and sole dispositive power over 1,784,195 Shares, and shared voting power and Orkney has sole voting power and sole dispositive power over 1,784,195 Shares, and shared voting power and shared dispositive power over 1,060,205 Shares. Mr. Friedman has sole voting power and sole dispositive power over 5,000 Shares. Mr. Billings has sole voting power and sole dispositive power over 11,900 Shares. Except as set forth in this Item 5, no person other than each respective owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

            Except as set forth in Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Appendix A, Appendix B, Appendix C, or Appendix D hereto, has effected any transactions in the Shares during the sixty days preceding the date of this report.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

            The information contained in Items 4 and 5 is hereby incorporated by reference herein.

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 14, 2002, with respect to the joint filing of this statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached as
Exhibit 7 hereto and incorporated herein by reference.

CUSIP No. 30241E303                                          Page 12 of 20 Pages


            The Company was created by FBR Group in 1997 and has been managed by FBR Group since its creation through a management agreement with one of FBR Group's investment adviser subsidiaries. At December 31, 2001, FBR Group held a long-term investment in the Company representing 20.82% of the Company's equity. FBR Group's long-term investment was 11.35% as of September 30, 2002, as a result of dilution by three follow-on offerings by the Company in January, April and June 2002. In addition, as of September 30, 2002, FBR Weston, Limited Partnership, a hedge fund managed by a subsidiary of FBR Group and an affiliate of the Company, held shares representing 0.98% of the Company's equity. Mr. Billings, FBR Group's Vice Chairman and Co-Chief Executive Officer, also serves as the Chairman and Chief Executive Officer of the Company. Mr. Friedman, FBR Group's Chairman and Co-Chief Executive Officer, is a director of the Company. Certain other officers of FBR Group are officers and directors of the Company.

            FBR Group's principal broker-dealer subsidiary, Friedman, Billings, Ramsey & Co., Inc. ("FBRC") has entered into an agreement with the Company, regarding the Company's extension of credit to or investment in entities that are or may be FBRC investment banking clients. The agreement provides that in circumstances where FBRC determines that a commitment to make an extension of credit to, or an investment in, an entity (each an "investment opportunity") by the Company would facilitate a possible investment banking transaction, FBRC presents the investment opportunity to the Company. The Investment Committee of the Company reviews each investment opportunity and recommends whether or not to make a loan or an investment based on its investment criteria. If recommended by the Investment Committee, the Contracts Committee of the Company's Board of Directors' (the three members of which are outside, independent directors of the Company) reviews the investment opportunity and decides on the basis of the Investment Committee's recommendation whether or not the investment opportunity is appropriate. If the Company makes a determination to commit to making an extension of credit or an investment, the commitment is not contingent on FBRC being engaged to provide investment banking services. If, however, FBRC is engaged to provide investment banking services, the Company's wholly owned broker-dealer subsidiary will act as a financial advisor to FBRC in connection with structuring the transaction and in return for its services it will receive 10% of the net cash investment banking fees received by FBRC for the engagement. In 2001, pursuant to this agreement, the Company received $2.9 million in fees from FBRC from three investment banking transactions and one commitment to a loan that was ultimately unfunded. During the first three quarters of 2002, ending September 30, 2002, the Company earned $5.9 million in fees from FBRC in connection with four investment banking transactions. In FBRC investment banking transactions in which the Company purchases securities, the Company purchases the securities net of the underwriting discount or private placement fee normally paid to FBRC. In 2001, the Company purchased securities in three transactions for an aggregate price of $23.1 million. During the first three quarters of 2002, ending September 30, 2002, the Company purchased securities in three transactions for an aggregate price of $74.8 million.

            FBR Group's management agreement with the Company currently provides that FBR Group will receive base management fees of 0.25% per annum (0.20% per annum beginning May 1, 2002) based on the value of mortgage related assets and 0.75% per annum based on the value of all other invested assets. For the years ended December 31, 2001 and

CUSIP No. 30241E303                                          Page 13 of 20 Pages


2000, FBR Group received base management fees of $1.8 million and $1.1 million respectively. In addition, FBR Group is entitled to receive incentive fees based on performance above a benchmark. For the year ended December 31, 2001, FBR Group received incentive fees of $1.7 million. During the first three quarters of 2002, ending September 30, 2002, FBR Group received inventive fees of $8.7 million.

            In connection with the execution of the Merger Agreement, the Company and Friedman, Billings, Ramsey Investment Management, Inc., a wholly owned subsidiary of FBR Group (the "Manager"), entered into an agreement, dated as of November 14, 2002, to extend the management agreement for a one-year term beginning on December 17, 2002 (the "Extension Agreement"). The Extension Agreement provides that in the event that the Merger Agreement is terminated for any reason by any party thereto, the Company shall have the right to terminate the management agreement without penalty upon 60 days prior written notice to the Manager. Upon consummation of the Mergers, the management agreement will terminate automatically. The Extension Agreement is attached hereto as Exhibit 6, and incorporated herein by reference.

            FBR Group accounts for its equity interest in the Company under the equity method and for the years ended December 31, 2001 and 2000 and the three quarters ended September 30, 2002, recorded $4.3 million, $7.1 million and $16.8 million, respectively, of net investment income for its proportionate share of the Company's net income for those periods.

            Except as referred to above, or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP No. 30241E303                                          Page 14 of 20 Pages


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

1. Agreement and Plan of Merger, dated as of November 14, 2002, by and among Friedman, Billings, Ramsey Group, Inc., FBR Asset
      Investment Corporation and Forest Merger Corporation.

2.    Shareholder Agreement, dated November 14, 2002, of Emanuel Friedman.

3. Voting Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Emanuel J. Friedman.

4.    Shareholder Agreement, dated November 14, 2002, of Eric Billings.

5. Voting Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Eric F. Billings.

6. Agreement to Extend Management Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Friedman, Billings, Ramsey Investment Management, Inc.

7.    Joint Filing Agreement, dated November 14, 2002.

CUSIP No. 30241E303                                          Page 15 of 20 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





                                FRIEDMAN, BILLING, RAMSEY GROUP, INC.

Dated:  November 14, 2002       By: /s/ Emanuel J. Friedman
                                   ------------------------
                                Name:  Emanuel J. Friedman
                                Title: Chairman



                                ORKNEY HOLDINGS, INC.

Dated:  November 14, 2002       By: /s/ Kurt R. Harrington
                                   -----------------------
                                Name:  Kurt R. Harrington
                                Title: President


                                FRIEDMAN, BILLINGS, RAMSEY INVESTMENT
                                MANAGEMENT, INC.

Dated:  November 14, 2002       By: /s/ Eric Billings
                                   -----------------------
                                Name:  Eric Billings
                                Title: Vice Chairman and Co-Chief
                                       Executive Officer


                                FBR WESTON, LIMITED PARTNERSHIP
                                   by Friedman, Billings, Ramsey Investment
                                   Management, Inc., its General Partner


Dated:  November 14, 2002       By: /s/ Eric Billings
                                   -----------------------
                                Name:  Eric Billings
                                Title: Vice Chairman and Co-Chief
                                       Executive Officer


Dated:  November 14, 2002       /s/ Eric. F. Billings
                                ---------------------
                                Eric F. Billings



Dated:  November 14, 2002       /s/ Emanuel J. Friedman
                                -----------------------
                                Emanuel J. Friedman

CUSIP No. 30241E303                                          Page 16 of 20 Pages


                                   APPENDIX A
                                   ----------

            The name and present principal occupation of each director and executive officer of Friedman, Billings, Ramsey Group, Inc. are set forth below. The business address for each person listed below is c/o Friedman, Billings, Ramsey Group, Inc., 1001 Nineteenth Street North, Arlington, Virginia 22209. All executive officers and directors listed on this Appendix A are United States citizens.


Name                        Title
----                        -----

Emanuel J. Friedman         Director, Chairman and Co-Chief Executive
                            Officer

Eric F. Billings            Director, Vice Chairman and Co-Chief
                            Executive Officer

Daniel J. Altobello         Director
                            Former Chairman of Onex Food Services, Inc.

W. Russell Ramsey           Director
                            Found and Managing General Partner of Capital
                            Crossover Partners, LP

Wallace L. Timmeny          Director
                            Partner, Dechert

John T. Wall                Director
                            Former President of Nasdaq International, Ltd.

Robert S. Smith             Chief Operating Officer

Kurt R. Harrington          Chief Financial Officer

CUSIP No. 30241E303                                          Page 17 of 20 Pages


                                   APPENDIX B
                                   ----------

            The name and present principal occupation of each director and executive officer of Orkney Holdings, Inc. are set forth below. The business address for each person listed below is Orkney Holdings, Inc., c/o Orkney Holdings, Inc., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801. All executive officers and directors listed on this Appendix B are United States citizens.


Name                        Title
----                        -----

Kurt R. Harrington          Director, President and Treasurer
John M. Blassingame, Jr.    Director, Vice President
Kari L. Johnson             Director, Corporate Secretary
Andrew T. Panaccione        Assistant Treasurer

CUSIP No. 30241E303                                          Page 18 of 20 Pages


                                   APPENDIX C
                                   ----------

            The name and present principal occupation of each director and executive officer of Friedman, Billings, Ramsey Investment Management, Inc. are set forth below. The business address for each person listed below is Friedman, Billings, Ramsey Investment Management, Inc., c/o Friedman, Billings, Ramsey Investment Management, Inc., 1001 19th Street North, Arlington, Virginia 22206. All executive officers and directors listed on this Appendix C are United States citizens.


Name                        Title
----                        -----

Emanuel J. Friedman         Director, Chairman and Co-Chief Executive Officer
Eric F. Billings            Vice Chairman and Co-Chief Executive Officer
Robert S. Smith             Chief Operating Officer
Sothara Chin                Chief Compliance Officer
Kurt R. Harrington          Chief Financial Officer and Treasurer
William J. Ginivan          General Counsel
Cathy Sigalas               Corporate Secretary

CUSIP No. 30241E303                                          Page 19 of 20 Pages


                                   APPENDIX D
                                   ----------

            The name of the general partner of FBR Weston, Limited Partnership is Friedman, Billings, Ramsey Investment Management, Inc. The business address for the general partner is FBR Weston, Limited Partnership, c/o FBR Weston, Limited partnership, 1001 19th Street North, Arlington, Virginia 22206. The information included in Appendix C hereto is incorporated by reference herein.

CUSIP No. 30241E303                                          Page 20 of 20 Pages


                                INDEX OF EXHIBITS


1. Agreement and Plan of Merger, dated as of November 14, 2002, by and among Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation.

2.    Shareholder Agreement, dated November 14, 2002, of Emanuel Friedman.

3. Voting Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Emanuel J. Friedman.

4.    Shareholder Agreement, dated November 14, 2002, of Eric Billings.

5. Voting Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Eric F. Billings.

6. Agreement to Extend Management Agreement, dated as of November 14, 2002, by and between FBR Asset Investment Corporation and Friedman, Billings, Ramsey Investment Management, Inc.

7.    Joint Filing Agreement, dated November 14, 2002.